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                             June 4, 2021

       Haijun Wang
       Chairman and Chief Executive Officer
       Atour Lifestyle Holdings Limited
       18th floor, Wuzhong Building
       618 Wuzhong Road, Minhang District
       Shanghai, People's Republic of China

                                                        Re: Atour Lifestyle
Holdings Limited
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted May 13,
2021
                                                            CIK No. 0001853717

       Dear Mr. Wang:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Corporate History and Structure, page 80

   1. Please address the following with respect to your response to prior comment 2:
                                                            Provide us with,
and disclose, a more detailed discussion of the steps taken to effect your
reorganization. Your response and disclosure should include a detailed discussion of each
step taken, the names of each party involved in each specific step, the relationship
between the parties in each step, the number and value of each specific security
transferred and the date each step took place or is expected to take place.
 Haijun Wang
FirstName  LastNameHaijun  Wang
Atour Lifestyle Holdings Limited
Comapany
June 4, 2021NameAtour Lifestyle Holdings Limited
June 4,
Page 2 2021 Page 2
FirstName LastName


                Provide us with a detailed analysis explaining how you determined the reorganization transaction should be accounted for as a reverse merger with Atour Shanghai as the accounting acquirer with references to all relevant accounting literature.
                In your response you state that the capital structure reflected in the financial statements of Atour Lifestyle Holdings Limited represents the capital structure of
              Atour Shanghai prior to the reorganization. Please tell us how your presentation is consistent with ASC Topic 805-40-45-1.
2. To the extent you conclude that your restructuring should not be retroactively reflected in the audited financial statements of Atour Lifestyle Holdings Limited, please address the following:
             Tell us how you concluded it was appropriate to label the audited December
              31 financial statements included in your filing as those of Atour Lifestyle Holdings
              Limited as they appear to be the financial statements of Atour Shanghai prior to the restructuring.
             Tell us how you determined you were not required to also provide separate audited financial statements of Atour Lifestyle Holdings Limited prior to the restructuring.
             Explain to us how you concluded it was not necessary to provide a full pro forma balance sheet in accordance with Article 11 of Regulation S-X including footnotes explaining each adjustment made to the historical balance sheet to arrive at the pro forma amounts.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators, page 84

3. We note in your response to prior comment 4 your statement that you have provided a balanced disclosure of the quantitative impact of the COVID-19 outbreak in China on pages 22, 23, and 83, taking into account the loss of guests and revenues applicable to hotels subject to governmental requisition. It appears that the metrics disclosed on these pages are consistent with those disclosed on page 85, which exclude the impact of requisitioned hotels. We continue to believe your disclosure should also include metrics for your entire system, including the impact of requisitioned hotels. Please revise to separately disclose occupancy, ADR, and RevPAR measures inclusive of requisitioned hotels everywhere you have disclosed the metrics exclusive of the requisitioned hotels.
Critical Accounting Policies and Estimates
Customer Loyalty Program, page 94

4. We have considered your response to prior comment 5. Please revise your disclosure to include your estimate of breakage for all periods along with a sensitivity analysis illustrating the impact of the breakage estimate on revenues.
 Haijun Wang
Atour Lifestyle Holdings Limited
June 4, 2021
Page 3
Related Party Transactions, page 178

5. We note your response to prior comment 8. Please file the collaboration agreement as an exhibit or advise. See Item 8 of Form F-1.
       You may contact Frank Knapp at 202-551-3805 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,
FirstName LastNameHaijun Wang
                                                          Division of
Corporation Finance
Comapany NameAtour Lifestyle Holdings Limited
                                                          Office of Real Estate
& Construction
June 4, 2021 Page 3
cc:       Li He
FirstName LastName